UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

TOKEN CAT LIMITED

(Exact name of registrant as specified in its charter)

6F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Private Placement

On February 12, 2026, Token Cat Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 96,000,000,001 Class A ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of the Company at a price of $0.0012457 per share to purchase an aggregate of 96,000,000,001 class A Ordinary Shares, for the aggregate purchase price of approximately $119,590,000, which purchase price should be paid by the Purchasers in fiat money or in cryptocurrencies, in the sole discretion of the Company.

The Company and the Purchasers each made customary representations, warranties, and covenants in the Purchase Agreement. The transaction contemplated in the Purchase Agreement is expected to close in the first quarter of 2026.

A copy of the Form of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by, such document.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Token Cat Limited

Date: February 12, 2026	By:	/s/ Guangsheng Liu
Guangsheng Liu
Chief Executive Officer

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